Rad Technologies Inc

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-745,606.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	95.37
Accrued Receivables	-13,200.12
Employee Loan Receivable	-3,641.51
Prepaid Expenses	-655.00
Prepaid Expenses:Prepaid Rent	0.00
Prepaid Expenses:Prepaid Sales Commission	15,000.00
Prepaid Expenses:Security Deposits	2,813.07
Fixed Asset Computers:Accumulated Depreciation-Computers	44,608.51
Fixed Asset Furniture:Accumulated Depreciation-Furniture	215.00
Website:Accumulated Amortization - Website	24,395.35
Accounts Payable (A/P)	126,353.65
CitiBusiness AA MC	22,514.98
Loan Payable	-64,827.40
SVB Secured Credit Card	1,264.50
Accrued Liabilities	2,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**156,936.40**
Net cash provided by operating activities	**$ -588,670.01**
INVESTING ACTIVITIES	
Ad Creation Tool	-31,960.00
Fixed Asset Computers	-8,947.44
Fixed Asset Furniture	-3,701.07
Office improvements	-8,751.29
Website	-24,395.35
Net cash provided by investing activities	**$ -77,755.15**
FINANCING ACTIVITIES	
Convertible Loan	810,000.00
Owner's Investment	-250,000.00
Net cash provided by financing activities	**$560,000.00**
NET CASH INCREASE FOR PERIOD	**$ -106,425.16**
Cash at beginning of period	113,518.13
CASH AT END OF PERIOD	**$7,092.97**